UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

Infocrossing, Inc.

(Name of Subject Company)

Infocrossing, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45664X 10 9

(CUSIP Number of Class of Securities)

Nicholas J. Letizia

Senior Vice President, General Counsel & Secretary

2 Christie Heights Street

Leonia, New Jersey 07605

(201) 840-4700

(Name, Address and Telephone Number of Persons Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Becker, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing contains the following exhibits:

Exhibit A — List of frequently asked questions for Infocrossing clients related to the proposed transaction.

Exhibit B —List of frequently asked questions for Infocrossing employees related to the proposed transaction.

Exhibit C — Transcript of conference call held by Wipro Limited and Infocrossing, Inc. on August 7, 2007